201 ST. CHARLES AVENUE NEW ORLEANS, LOUISIANA 70170-5100 504-582-8000 FAX 504-582-8583 www.joneswalker.com

November 26, 2013

VIA EDGAR AND OVERNIGHT MAIL

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	International Shipholding Corporation

Registration Statement on Form S-3

Initially filed September 3, 2013

File No. 333-190969

Dear Mr. Dobbie:

On behalf of International Shipholding Corporation (“ISH”), Jones Walker L.L.P. has set forth below responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in the Staff’s letter dated September 20, 2013, with respect to Exhibit 5.1 to the above-referenced filing of ISH (“Exhibit 5.1”).

This letter and Amendment No. 1 (“Amendment No. 1”) to ISH’s Registration Statement on Form S-3 (File No. 333-190969) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering by overnight mail a hard copy of this letter along with two copies of Amendment No. 1 marked to indicate changes from the version of the Registration Statement filed on September 3, 2013, which changes include revisions to (i) reflect the comments referenced below to Exhibit 5.1 and (ii) update Amendment No. 1 for the passage of time since the initial filing of ISH’s Registration Statement on Form S-3 on September 3, 2013.

The text of the Staff’s comments is set forth below in bold, followed in each case by our response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-3

General

1.	We note that you have outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2012 and a subsequent periodic report. Please note that all such comments will need to be fully resolved before we act on a request for acceleration of the effectiveness of this registration statement.

Mr. Justin Dobbie

United States Securities and Exchange Commission

November 26, 2013

Response: On November 22, 2013, the Staff informed ISH that the outstanding comments related to its Form 10-K for the fiscal year ended December 31, 2012 and the subsequent periodic report have been fully resolved.

Exhibit 5.1

2.	Please confirm that in connection with any future offerings of securities pursuant to this registration statement you will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the registration statement.

Response: Confirmed.

3.	Please refer to the fifth opinion. We note counsel’s reference in sub-clause (vi) that the debt securities registered pursuant to this registration statement may be guaranteed. Please revise the registration statement to register the offering of guarantees, revise the prospectus throughout, as applicable, and file the required opinions of counsel with respect to the guarantees. Alternatively, please confirm that you will not be offering any guarantees and have counsel revise Exhibit 5.1 to remove any references to guarantees.

Response: Since ISH has no current intention of offering any guarantees under the Registration Statement, Jones Walker L.L.P. has revised sub-clause (vi) of the fifth opinion included in Exhibit 5.1 to Amendment No. 1 (filed via the EDGAR system today) to delete the term “guaranty.”

4.	Please refer to the seventh opinion. Please have counsel revise its opinion to provide a binding obligation opinion with respect to the units. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

Response: Jones Walker L.L.P. has revised the seventh opinion included in Exhibit 5.1 to Amendment No. 1 (filed via the EDGAR system today) to state that the Units will be “binding obligations of the Company.”

5.	We note that the forms of Senior Indenture and Subordinated Indenture filed as Exhibits 4.9 and 4.10, respectively, and any debt securities issued pursuant to such indentures are to be governed by New York law. We also note that counsel has limited its opinion to the DGCL. As debt securities are contractual obligations, counsel must opine on the law of the jurisdiction governing the agreements pursuant to which the debt securities are issued to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please have counsel revise its opinion to cover New York law or, alternatively, provide a separate New York law opinion with respect to the debt securities. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

Mr. Justin Dobbie

United States Securities and Exchange Commission

November 26, 2013

Response: Jones Walker L.L.P. has revised Page 7 of Exhibit 5.1 to Amendment No. 1 (filed via the EDGAR system today) to cover New York law.

If you have any questions about our replies above or the above-referenced EDGAR filing, please do not hesitate to contact me at (504) 582-8386 (telephone) or knajder@joneswalker.com (e-mail).

Sincerely,

/s/ Kenneth J. Najder

Kenneth J. Najder
Jones Walker L.L.P.

cc:	Niels M. Johnsen, International Shipholding Corporation (via email)

Manuel G. Estrada, International Shipholding Corporation (via email)

Donald E. Field, United States Securities and Exchange Commission (via overnight mail)

Enclosures